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March 15, 2021

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH A PLACEHOLDER IDENTIFIED BY THE MARK“[***].”
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Michael Foland
Jan Woo

Re:	Kaltura, Inc.
Registration Statement on Form S-1
Filed March 1, 2021
CIK No. 0001432133
Ladies and Gentlemen:
On behalf of Kaltura, Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of the Company. Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Registration Statement.
The purpose of this letter is to supplement the Company’s prior responses to comment number 10 in the Staff’s letter to the Company dated January 14, 2021, relating to the determination of the fair value of the common stock underlying the Company’s equity issuances and the reasons for any differences

March 15, 2021 Page 2
between the fair value as of the date of recent option grants and the estimated offering price, which were submitted to the Staff on February 4, 2021 and March 10, 2021 (the “March 10th Letter”). For your convenience, comment number 10 is repeated below in bold/italics.
The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter.
10.    Please provide us with a breakdown of all stock-based compensation awards granted in 2020 and the fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.
Preliminary IPO Price Range
The Company advises the Staff that, as noted in the March 10th Letter, while not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters for its proposed initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s shares of common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary IPO Price”). The Company plans to effect a 1-for-[***] forward stock split in connection with the IPO, which will be reflected in the filing of a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus (the “Stock Split”); however, the share numbers and stock prices set forth in this letter, including the Preliminary IPO Price Range and Preliminary IPO Price, do not reflect the Stock Split and are all set forth on a pre-split basis.
The Preliminary IPO Price Range has been determined based, in part, upon current market conditions and the formal input received from the lead underwriters of the IPO, including in discussions that took place on March 5, 2021 among the Board, senior management of the Company and representatives of Goldman Sachs & Co. LLC and BofA Securities, Inc., the lead underwriters of the IPO. Prior to March 5, 2021, the Board and senior management of the Company had not together held formal discussions with the underwriters regarding a price range for the IPO. The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock (“Common Stock”) and assumes a successful IPO in [***] of 2021, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold to a third party.
The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement (the “Bona Fide Price Range”) prior to the distribution of any preliminary prospectus, but the parameters of the Bona Fide Price Range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the Bona Fide Price Range will be no more than 20% (based on the top end of the Bona Fide Price Range). The Company expects to include the Bona Fide Price Range in a pre-effective amendment to the Registration Statement that would shortly precede the
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commencement of the Company’s public marketing process, which it anticipates could commence as soon as [***], 2021.
Fair Value Determinations
Given the absence of an active market for the Common Stock, the Board was required to estimate the fair value of the Common Stock at the time of each equity-based award based upon several factors, including the Board’s consideration of input from management and contemporaneous third-party valuations.
The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” (the “MD&A”) and appears on pages 106 through 109 of the Registration Statement. As described on these pages of the Registration Statement, the Board has considered a variety of factors in determining the fair value of the Common Stock for purposes of granting stock options to date. In valuing the Common Stock, the Board first determined the enterprise value of the Company using valuation methods it deemed appropriate under the circumstances applicable at each valuation date, including combinations of market and income approaches with input from management, and considering valuations provided by an independent third-party valuation firm.
Further to discussions with the Staff, this letter focuses on the Company’s stock options granted on December 24, 2020.
December 24, 2020 Grants
The Board determined that the fair value of the stock options granted on December 24, 2020 was a price per common share of $22.43 based largely upon a valuation review and analysis provided by an independent third-party valuation firm as of November 30, 2020 (the “November 2020 Valuation”).
The enterprise value of the Company was estimated using a combination of the market approach, using the guideline public companies (“GPC”) method, and the income approach, using the discounted cash flow (“DCF”) method. A 50% weighting was applied to each of the GPC method and the DCF method. In applying the GPC method, the Company’s enterprise value was estimated by applying representative revenue-to-price multiples, derived after considering the comparable multiples of a group of nine public companies selected based on a range of attributes that make the subject companies similar to the Company in terms of pricing (the “Peer Group”) to the Company’s forecasted revenues.
Under the DCF method, the estimated future cash flows provided by management were discounted to their present values using a discount rate developed using the Capital Asset Pricing Model and adjusted to reflect the appropriate risk of investing in the Company given its current stage of development (expansion stage).
As reflected in the table below, the above analysis resulted in an estimated total enterprise value of $813.7 million. The Company’s total equity was then calculated by adding the Company’s cash and cash-equivalents and subtracting interest-bearing debt, which resulted in an equity value of $791.3 million.
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Valuation Method	Representative Revenue-to-Price Multiple	Representative Financial Metric	Weight	Weighted Enterprise Value (in millions)
Market Approach – GPC Method (based on revenue for 12 months ended November 30, 2020)	[***]X	$[***]	25%	$[***]
Market Approach – GPC Method (based on forecasted revenue for 12 months ending November 30, 2021)	[***]X	$[***]	25%	$[***]
Income Approach – DCF Method	–	$[***]	50%	$[***]
Total Weighted Enterprise Value				$813.73
The equity value was then allocated to the various classes of equity as part of the valuation of the common equity class. Because of the difference in the distribution of funds to equity classes in an IPO as opposed to a sale of the Company, specific instances of the Option Pricing Model (“OPM”) were developed and used to allocate value to the equity classes in each case. The results of each model were weighted with an assumption of the relative probability of each scenario. The probability-weighted indication is the conclusion of the OPM method. A 70% likelihood was assigned to the scenario where the Company would execute an IPO at a valuation high enough to assume that all preferred shares would convert into Common Stock, while a 30% likelihood was assigned to the scenario where the Company would be sold with all preferred shares receiving their guaranteed liquidation preferences.
Because the result of the probability-weighted analysis is based on an assumption of liquidity, the result is adjusted for the lack of marketability that applies to the Company through the use of a Discount for Lack of Marketability (“DLOM”). The DLOM is calculated using a protective put approach, consistent with valuation best practices. The period of the lack of marketability is a critical input to the DLOM model. The timeframe to such a potential IPO was four months, with a DLOM of 13.8%, and the timeframe to such a potential sale was seven months, with a DLOM of 23.2%, representing a combined DLOM of 16.5%. The weighted average of the OPM allocations yielded a price per common share of $26.86, which was discounted to $22.43 by way of the 16.5% DLOM.
To test the reliability of the above analysis, the independent third-party valuation firm built a larger list of comparable companies, made up of the valuation firm’s original list and those suggested by potential underwriters, and performed multiple regression analyses in order to explore the most meaningful predictors in terms of valuation. The strongest correlation was found for a combination of total revenue and growth rate in revenue. That regression yielded an implied revenue multiple for the Company for the 12 months ended November 30, 2020 of 6.0, very close to the [***] multiple the valuation firm used in the GPC method described above.
As of the date of this correspondence, the salient facts used in the above analysis have changed significantly since the November 2020 Valuation. Revenue multiples of the Company’s Peer Group have increased, reflecting favorable market sentiment toward technology companies generally, and especially in the online communication and collaboration space. From a Company-specific standpoint, the Company’s revenue growth has accelerated in recent periods. For example, the Company accelerated its year-over-year revenue growth from 23% in the fourth quarter of 2019 (unaudited) to 30% in the fourth quarter of 2020 (unaudited), and [***]. The Company estimates that an analysis using the same methodologies and Peer Group as described above with respect to the November 2020 Valuation, if performed as of March 10, 2021, would yield an enterprise value of $1,034.2 million (27.1% higher than
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the enterprise value determined in the November 2020 Valuation) and an equity value of $1,011.8 million after balance sheet adjustments (27.9% higher than the equity value determined in the November 2020 Valuation).

Valuation Method	Representative Revenue-to-Price Multiple	Representative Financial Metric	Weight	Weighted Enterprise Value (in millions)
Market Approach – GPC Method (based on revenue for 12 months ended March 10, 2021)	[***]X	$[***]	25%	$[***]
Market Approach – GPC Method (based on forecasted revenue for 12 months ending March 10, 2021)	[***]X	$[***]	25%	$[***]
Income Approach – DCF Method	–	$[***]	50%	$[***]
Total Weighted Enterprise Value				$1,034.20
Assuming a 100% likelihood of an IPO, the Company estimates that the allocation of value to each of the Company’s classes of stock would yield a value per common share of $34.97, reflecting a 56% increase in the price per share between November 2020 and March 2021.
As noted in further detail below, the stock price performance of the Company’s Peer Group as well as the other comparable companies cited by potential underwriters has improved significantly since November 2020, following macroeconomic trends in the market and strong investor interest in companies that provide real-time communication, virtual event solutions and online collaboration tools. Performing the same multiple regression analyses as described above (i.e., the multiple regression analyses the valuation firm conducted in order to determine the most meaningful predictors in terms of valuation among both the Peer Group and the additional comparable companies suggested by potential underwriters) using March 2021 stock price data would yield a multiple of 15.4 when applied to the Company’s March 2021 financial metrics. On the basis of that multiple, the Company estimates that its enterprise value would be $1,976 million, with a price of $60.21 per common share.
Discussion of Preliminary IPO Price Range
As noted above, the anticipated Preliminary IPO Price Range is $[***] to $[***] per share for the Company’s shares of Common Stock, with a Preliminary IPO Price of approximately $[***] per share. The increase in the Preliminary IPO Price Range above the Common Stock value determined by the Board in December 2020 upon its review of the November 2020 Valuation is due to a combination of factors, including those factors noted above and the following:
•Market Performance of Peer Group. As noted above, the market performance of the Peer Group used as inputs in the November 2020 Valuation have improved significantly in recent months. For example, during the period from November 30, 2020 to March 10, 2021, the average stock price gain across the Company’s Peer Group was approximately 12%, while the average enterprise value gain across the Company’s Peer Group was approximately 15%. This market performance significantly outpaced company performance in the broader capital markets, with the S&P 500 index having increased by approximately 7% over the same period. These figures underscore the significant
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strengthening in the capital markets generally since the November 2020 Valuation. The Company’s Preliminary IPO Price Range factors in the significant increase in market valuations since the November 2020 Valuation noted above.
The improvement in market performance experienced by the Company’s Peer Group, which consisted of nine peer companies for the November 2020 Valuation, has generally been most pronounced for those companies within the Company’s Peer Group that were most similar to the Company in terms of product offering at the time of the November 2020 Valuation. Of this subset of companies, [***], a company listed on the [***] (“[***]”), was most similar to the Company in terms of its product offering at the time of the November 2020 Valuation. With a revenue multiple of [***] for the 12 months ended November 30, 2020, [***] had one of the lowest revenue multiples within the Company’s Peer Group. Since the November 2020 Valuation, [***]’s revenue multiple has improved at a rate of [***]% – higher than the average improvement experienced in the Company’s Peer Group.
Another company with a similar product offering and annual revenue scale, but more focused in the virtual events domain, [***] (“[***]”), successfully listed on the [***] in [***] and is currently trading at an enterprise value to reported trailing twelve months revenue multiple of approximately [***] times trailing twelve months revenue. While valuation data for [***] was not available at the time of the November 2020 Valuation due to [***]’s then-status as a private company, the Company believes that [***]’s public market performance to date reflects the positive market sentiment around online video and virtual event products. The trend can also be seen in private company fundraising events. Based on publicly available information, in [***] a privately held start-up company in the virtual events space, [***] (“[***]”), raised $[***] million at an implied enterprise valuation of $[***] billion – an approximately [***]% increase from the valuation implied in a fundraising event in [***], just four months prior.
Based on investor feedback from recent presentations made to potential investors by or on behalf of the Company in reliance on Section 5(d) of the Securities Act, as amended (“Testing-the-Waters Meetings”), the Company believes its successful, full-scale launch of its Virtual Events product in December 2020 and increasing presence in the real-time communication space through late 2020 and early 2021, where the Company is a new entrant (and which is discussed in further detail below), has led investors to place greater weight on comparisons of the Company to companies that specialize in real-time communication and online collaboration, such as [***] and [***]. Revenue multiples have trended higher as a result.
•Valuation Methodology. A significant reason for the increase in the Preliminary IPO Price Range over the estimated fair value in the November 2020 Valuation is the difference in valuation methodology and weighting of outcomes and liquidity. Public market investors often use more qualitative and subjective methodologies to determine the price that they are willing to pay in an IPO, and those methodologies can result in valuations that differ significantly from the valuations determined using the quantitative information utilized by the Board and prescribed by the American Institute of Certified Public Accountants Valuation of Privately-Held-Company Equity Securities Issued as Compensation - Accounting and Valuation Guide. Moreover, the quantitative
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methodologies employed by third-party valuation firms include discounts to the estimated fair value for alternative events (such as staying private), discounts to present value and DLOM, none of which apply to the Company in connection with its IPO valuation and the analysis of public market investors and the underwriters in their valuation analyses.
•Business Developments and Financial Results. The Preliminary IPO Price Range takes into account business developments and financial and operating results that were not available or known at the time of the November 2020 Valuation, including, among others: (i) improvement of financial results since the quarter ended December 31, 2020; (ii) the Company’s first successful large-scale deployment of its Virtual Events product to a major customer; (iii) increasing demand for the Company’s Virtual Events product and Virtual Classroom solution following its entry into the market; (iv) continued improvement in the Company’s technology and offerings; and (v) consolidation and re-financing of the Company’s debt structure in January 2021.
(i)    Improvement of Financial Results. As the Company continued to invest primarily in increasing the scope and depth of its offerings, the Company accelerated its year-over-year revenue growth from 23% in the fourth quarter of 2019 (unaudited) to 30% in the fourth quarter of 2020 (unaudited), and [***]. While certain initial trends were beginning to be observed at the time of the December 24, 2020 grants, the Board did not have the full benefit that it does today of completed audited and interim financial statements and analyses regarding these trends over the year and quarter ended December 31, 2020. Additionally, [***].
(ii)    First Successful Large-Scale Deployment of Virtual Events Product. As disclosed on page 6 of the Registration Statement, the Company only recently released a Virtual Events product offering. As of the date of the November 2020 Valuation, the Company had not yet demonstrated the strength of this offering at scale. Throughout the month of December 2020, the Company deployed its Virtual Events product to a leading technology company customer, powering a large-scale, major industry event for the first time. The product was successfully delivered to a volume of event registrants that exceeded any previous use of the product, and validated the strength of the Company’s offering in a space that has garnered significant investment and attention in the market. The full scope of the Company’s success in this regard was not clear until early 2021.
(iii)    Increasing Demand for Virtual Events Product and Virtual Classroom Solution. Following the Company’s successful entry into the Virtual Events space, the Company has seen increasing demand for its Virtual Events product as organizations look for alternatives to traditional in-person conventions and industry meetings in light of the COVID-19 pandemic. The Company believes that the COVID-19 pandemic has accelerated underlying trends in this space. Additionally, the technology industry customer that used the Company’s Virtual Event product to power a large-scale event throughout December 2020 has continued to expand its use of the Company’s offering, placing additional orders in early 2021 for virtual events in several different global markets. The Company is in the process of deploying the Virtual Events product to other large companies and sees a robust pipeline of opportunities to build on its success in this market. The Company’s Virtual Classroom solution, also newly released following an
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acquisition that closed in March 2020, is also driving growth and interest in the market. Based on Testing-the-Waters Meetings and in looking at public peers in the Virtual Events space, such as [***], the Company believes that its increased focus on this area of its business, and the validation of its product by a leading technology company customer, is a significant factor in its increased valuation.
(iv)    Continued Improvements in Technology. As discussed on page 41 of the Registration Statement within the section entitled “Risk Factors,” in the third quarter of 2020, the Company accelerated its plans to migrate much of its core infrastructure to a public cloud provider, with the goal of providing improved stability, reliability, scalability and elasticity for the Company’s offerings. The initial migration process, conducted at a time of increased usage of the Company’s platform because of the COVID-19 pandemic and the transition to entirely remote learning for many of the Company’s education customers, resulted in service disruptions that in some cases resulted in the Company missing the service availability targets reflected in customer agreements. The Company continued to invest in improvements to its technology resulting in much more stable performance throughout the fourth quarter of 2020 and in the months following. Together with improvements in the Virtual Events product and Virtual Classroom solution following their initial release in mid-2020, the Company believes these improvements have validated its growing position in the market and successful entry into new sectors that have attracted significant investor interest.
(v)    Restructuring of Loan Agreement. In January 2021, the Company restructured and consolidated all of its outstanding debt with a single lender, obtaining financing at lower interest rates and on terms that are generally more favorable to the Company than prior to the restructuring. The transaction provided the Company with a lower cost of capital and increased flexibility in managing its business.
As a result of the foregoing, the Company’s business continues to experience strong growth in recent months. These growth trends are disclosed in more detail in the MD&A on pages 83 through 110 of the Registration Statement, with a discussion of the Company’s accelerated revenue growth in the fourth quarter of 2020 in particular, also noted on page 115 of the Registration Statement within the section entitled “Business.”
•Investor Input Received from the Company’s Testing-the-Waters Meetings. Investor input from Testing-the-Waters Meetings has been positive, particularly as it relates to the Company’s new offerings for Virtual Events and Virtual Classrooms as noted above. The Board did not have such feedback at the time of its December 24, 2020 grants, but the underwriters have utilized such investor feedback regarding the Company to analyze the Preliminary IPO Price Range.
•Preferred Stock Conversion. Additionally, the Preliminary IPO Price Range assumes the conversion of all of the Company’s redeemable convertible preferred stock, including the Company’s Series F redeemable convertible preferred stock (which entitles holders thereof to a guaranteed minimum return that increases on a semi-annual basis), into Common Stock upon the completion of the Company’s IPO. The corresponding
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elimination of the preferences and rights enjoyed by the holders of such preferred stock and particularly those holding Series F redeemable convertible preferred stock, results in a higher valuation for purposes of the Preliminary IPO Price Range, compared to the estimated fair value per share of Common Stock, which included the effect of preferences for the Company’s preferred stock in relation to the allocations of value in the OPM.
Conclusion
In light of the Preliminary IPO Price Range and the other factors described in this letter, the Company respectfully advises the Staff that it believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.
* * *
Please do not hesitate to contact me by telephone at (212) 906-1623 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Benjamin J. Cohen

Benjamin J. Cohen
of LATHAM & WATKINS LLP

cc:     (via email)
Ron Yekutiel, Chairman and Chief Executive Officer, Kaltura, Inc.
Yaron Garmazi, Chief Financial Officer, Kaltura, Inc.
Michal Tsur, President, Chief Marketing Officer and General Manager, Technology Sector, Kaltura, Inc.
Byron Kahr, Esq., General Counsel, Kaltura, Inc.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Joshua G. Kiernan, Esq., Latham & Watkins LLP
Nitzan Hirsch-Falk, H-F & Co.
Yuval Oren, H-F & Co.
Michael Kaplan, Esq., Davis Polk & Wardwell LLP
Emily Roberts, Esq., Davis Polk & Wardwell LLP
Shachar Hadar, Meitar | Law Offices
Elad Ziv, Meitar | Law Offices
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